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                                                                    EXHIBIT 12.1

               Calculation of Ratio of Earnings to Fixed Charges

           For the period from May 1, 2000 through December 31, 2000

                                                                 (in thousands)
Pre-tax income (loss) from
   continuing operations before
   adjustment for minority interests
   in consolidated subsidiaries or
   income or loss from equity investees..............................  $ 71,021
Add - fixed charges:
   Interest expense and amortization of debt
       discount on third-party indebtedness..........................  $  5,344
   Interest expense on intercompany
       indebtedness..................................................  $ 29,537
   Interest capitalized..............................................  $    803
Total fixed charges..................................................  $ 35,684
Pre-tax income (loss) from continuing
   operations before adjustment for
   minority interests in consolidated
   subsidiaries or income or loss from
   equity investees plus fixed charges...............................  $106,705
Ratio of earnings to fixed charges...................................     2.990



For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of net income plus fixed charges and income taxes, less undistributed income from equity investees. "Fixed charges" consists of interest charges and the amortization of debt discounts and issue costs.